15045387

SEC Mail Processing Section FEB 19 2015 Washington, DC 124

tj 2/20/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DLX Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4143 Tamarack Drive

(No. and Street)

Medford	**Oregon**	**97504**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Curiel 541-858-9899

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper, LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Edward Curiel** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **DLX Financial Group, LLC**, as of **December 31, 2014**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Edward Curiel
Signature

CEO
Title

Subscribed and sworn to before me
this 18 day of February 2015

Notary Public

OFFICIAL STAMP
DANIEL A JIMENEZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 922421
MY COMMISSION EXPIRES NOVEMBER 19, 2017

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, Edward Curiel, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 18th day of February, 2015, at

Medford, Oregon.

Edward Curiel
(Signature of person signing)

CEO
(Title of person signing report)

DLX Financial Group, LLC
(Name of Licensee)

158690
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
DLX Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DLX Financial Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 11, 2015

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
DLX Financial Group, LLC

We have audited the accompanying statement of financial condition of DLX Financial Group, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLX Financial Group, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 11, 2015

DLX Financial Group, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	29,268
Accounts receivable		19,190
Prepaid expenses		20,981
Total assets	$	69,439
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,666
Total liabilities		11,666
Member's equity		57,773
Total liabilities and member's equity	$	69,439

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Operations
Year Ended December 31, 2014

Revenues	
Management and incentive fee income	$ 51,205
Marketing and distribution service fee	123,283
Total revenues	174,488
Expenses	
Member compensation and benefits	147,602
General and administrative	4,747
Professional fees	15,246
Depreciation	1,998
Information technology, telephone and market data	523
Other expenses	33,839
Total expenses	203,955
Net loss	$ (29,467)

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2014

Member's equity, beginning of year	$	87,240
Net loss		(29,467)
Member's equity, end of year	$	57,773

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (29,467)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,998
Decrease in accounts receivable	147,657
Decrease in prepaid expenses	3,378
Decrease in deferred revenue	(18,661)
Decrease in accounts payable and accrued expenses	(141,572)
Total adjustments	(7,200)
Net cash used in operating activities	(36,667)
Net decrease in cash	(36,667)
Cash, beginning of year	65,935
Cash, end of year	$ 29,268

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

DLX Financial Group, LLC (the "Company") is an Oregon Limited Liability Company formed on June 30, 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is fees generated from the marketing and distribution of privately placed securities and hedge funds. For the year ended December 31, 2014, primarily all revenues generated by the Company were received from an entity that serves as investment manager to a family of hedge funds. The former Financial and Operations Principal, who is also a registered representative of the Company, is also affiliated with this investment manager.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue and Accounts Receivable

The Company provides its services under terms of a placement agent agreement. The Company receives a fixed quarterly fee for marketing and distribution services at the beginning of each quarter. Such fees are recorded during the quarter as earned. The Company also receives a percentage of management and incentive fees earned by the investment manager of the hedge funds on the accounts introduced by the Company to the investment manager and/or the hedge funds. The Company's share of management fees due from the investment manager is invoiced quarterly. These fees are recorded at the beginning of each month when the investment manager receives such fees from the underlying hedge funds. The Company's share of incentive fees earned by the investment manager is invoiced and recorded when the investment manager has met all the conditions to receive such incentive fees from the underlying hedge funds. Accounts receivable represents fees receivable from the investment manager at December 31 and are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2014 are fully collectable.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Tax returns for the years 2011, 2012, 2013 and 2014 are open for examining by tax authorities.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $17,602 which was $12,602 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.6628 to 1.

3. Office Premises

The Company operates from the personal residence of its Managing Member in Medford, Oregon. There is no lease expense associated with the use of its Managing Member's personal residence.

The Company has no other expense sharing arrangements.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2014

1. Total ownership equity from Statement of Financial Condition			$ 57,773	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			57,773	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 57,773	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	40,171	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(40,171)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			17,602	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 17,602	3750

OMIT PENNIES

Notes:

Non-allow able assets:

Receivable from customer	$	19,190
Prepaid expenses	$	20,981
Total non-allow able assets	$	40,171

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 778	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 12,602	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 11,602	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 11,666	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 11,666	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 66.28	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

DLX Financial Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

DLX Financial Group, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

DLX Financial Group, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2014

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 17,602	$ 11,666	66.28%
Computation per Schedule I	17,602	11,666	66.28%
Differences	-	-	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

DLX Financial Group, LLC

DLX Financial Group's Exemption Report

DLX Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a.-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

DLX Financial Group, LLC
[Name of Company]

I, Edward Curiel, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

DocuSigned by:
Edward Curiel
5FE180FB3C2D4AB...
By: ____________________

Title: Chief Executive Officer

February 9, 2015

Edward Curiel
Chief Executive Officer
DLX Financial Group, LLC
Medford, Oregon 97504
541-858-9899
ecuriel@dlxfin.com